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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 3)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
          ------------------------------------------------------------
                                (Name of Issuer)

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
    -------------------------------------------------------------------------
                  (Translation of Name of Issuer Into English)

                             Class D Common Shares,
        Nominal Value Bs. 36.90182224915 Per Share (the "Class D Shares")
                  American Depositary Shares, Each Representing
                        Seven Class D Shares (the "ADSs")
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                  P3055Q103 (Class D Shares); 204421101 (ADSs)
     ----------------------------------------------------------------------
                                 (CUSIP Number)

       Barry J. Sharp, Senior Vice President and Chief Financial Officer,
      The AES Corporation 1001 North 19th Street Arlington, Virginia 22209;
                               Tel: (703) 522-1315

                                    COPY TO:

 Michael E. Gizang, Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square,
                     New York, NY 10036; Tel: (212) 735-2704
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 25, 2001
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box [ ]


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CUSIP NO.P3055Q103 (Class D Shares)                13D                   PAGE 2
204421101 (ADSs)
--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           AES Channon Holdings B.V.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO, AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [  ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands
--------------------------------------------------------------------------------
              7       SOLE VOTING POWER          Class D Shares:  64,000,524
                                                 ADSs:  1,000
             -------------------------------------------------------------------
NUMBER OF     8       SHARED VOTING POWER        Class D Shares:  None
SHARES                                           ADSs:  None
BENEFICIALLY -------------------------------------------------------------------
OWNED BY      9       SOLE DISPOSITIVE POWER     Class D Shares:  64,000,524
REPORTING                                        ADSs:  1,000
PERSON WITH  -------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER   Class D Shares:  None
                                                 ADSs:  None
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Class D Shares:  64,000,524
           ADSs:  1,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                   [  ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.6% (the 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of
           Schedule 13D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------



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--------------------------------------------------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)                13D                   PAGE 3
204421101 (ADSs)
--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Inextel, C.A.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                       (b) [  ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                            [  ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Venezuela
--------------------------------------------------------------------------------
              7       SOLE VOTING POWER          Class D Shares:  63,999,524
                                                 ADSs:  None
             -------------------------------------------------------------------
NUMBER OF     8       SHARED VOTING POWER        Class D Shares:  None
SHARES                                           ADSs:  None
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY      9       SOLE DISPOSITIVE POWER     Class D Shares:  63,999,524
REPORTING                                        ADSs:  None
PERSON WITH   ------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER   Class D Shares:  None
                                                 ADSs:  None
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Class D Shares:  63,999,524
           ADSs:  None
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                  [  ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.6% (the 63,999,524 Class D Shares represent approximately 14.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of Schedule 13D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------


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         This Amendment No. 3 to Schedule 13D is an amendment and supplement by
AES Channon Holdings B.V. ("Channon") and Inversiones Inextel, C.A. ("Inversiones Inextel") to the Statement on Schedule 13D, originally filed on July 3, 2001, with the Securities and Exchange Commission (the "Commission") by The AES Corporation ("AES"), Channon, Corporacion EDC, C.A. ("CEDC"), Inversiones Inextel, Servicios EDC, C.A. and Inversiones Onapo, C.A., as amended and supplemented prior to the date hereof (the "Schedule 13D").

         Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

         On September 25, 2001, AES Comunicaciones de Venezuela, C.A. ("AES Comunicaciones"), a company jointly owned by AES and CEDC, commenced an offer to purchase in the United States (the "U.S. Offer") 28,566,944 ADSs for $24.00 per ADS in cash (each ADS representing 7 Class D Shares). Concurrently with the U.S. Offer, AES Comunicaciones commenced an offer to purchase in Venezuela (the "Venezuelan Offer") 199,968,608 CANTV shares for $3.4285714 per share in cash.

         The U.S. offer to purchase with respect to the U.S. Offer, originally filed with the Commission on September 25, 2001 and amended on October 17, 2001 (the original filing and the amendment are listed as Exhibits 1.5 and 1.6 herein, respectively), and the Venezuelan offer to purchase with respect to the Venezuelan Offer, originally filed with the Commission on September 25, 2001 and amended on October 17, 2001 (the original filing and the amendment are listed as Exhibits 1.7 and 1.8 herein, respectively) are incorporated herein by reference.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit No.       Description
-----------       -----------
1.5               U.S Offer to Purchase, filed as Exhibit (a)(1)A to Schedule TO with respect to the U.S. Offer (incorporated by reference to the filing made by The AES Corporation on Schedule TO on September 25, 2001)

1.6 Amendment No. 1 to Schedule TO with respect to the U.S. Offer (incorporated by reference to the filing made by The AES Corporation on Schedule TO on October 17, 2001)

1.7 Venezuelan Offer to Purchase, filed as Exhibit (a)(1)A to Schedule TO with respect to the Venezuelan Offer (incorporated by reference to the filing made by The AES Corporation on Schedule TO on September 25, 2001)

1.8 Amendment No. 1 to Schedule TO with respect to the Venezuelan Offer (incorporated by reference to the filing made by The AES Corporation on Schedule TO on October 17, 2001)


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                       AES Channon Holdings B.V.


                                       By: /s/ Steven P. Clancy
                                           ----------------------------
                                           Name:    Steven P. Clancy
                                           Title:   Director
Date:  October 18, 2001

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                       Inversiones Inextel, C.A.


                                       By: /s/ Steven P. Clancy
                                           ----------------------------
                                           Name:    Steven P. Clancy
                                           Title:   Director
Date:  October 18, 2001